Exhibit 99.1

The9 Limited Announces the Settlement Deed for its Convertible Notes

SHANGHAI, June 2, 2020 /PRNewswire/ —— The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, today announced that The9 and Splendid Days Limited, the holder of the senior convertible notes issued and sold by the Company in December 2015 (the “Convertible Notes”), and other relevant parties have entered into a settlement deed primarily relating to Convertible Notes repayment (the “Settlement Deed”). Pursuant to the Settlement Deed, the interest rate on the Convertible Notes was retrospectively lowered from 12% to 7% per annum for the period commencing from the original Convertible Notes issuance date till February 21, 2020, the date on which interest stopped to accrue on the Convertible Notes. The9 has settled a portion of the total outstanding amount of the Convertible Notes by cash and will further settle the remaining portion by an initial issuance of 32,400,000 Class A ordinary shares (equivalent to 10,800,000 ADSs) to the Splendid Days Limited. Those Class A ordinary shares will be subject to certain lock-up conditions and the number of Class A ordinary shares to be held by Splendid Days may also be subject to quantitative adjustments based on the market value of The9’s shares, as set forth in the Settlement Deed. Subject to the terms and conditions set forth in the Settlement Deed, the interest-free loan of US$5.0 million extended by Ark Pacific Associates Limited, an affiliate of Splendid Days Limited, will be waived.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.